Exhibit 99.2

Fiscal Year 2025 Earnings Presentation July 2025 1 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT

This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . This communication is restricted by law ; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation . No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to GCL Global Holdings Ltd . (GCL) or any of its subsidiaries . The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute financial investment, tax or legal advice . No representation or warranty, express or implied, is or will be given by GCL or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information (including as to the accuracy, completeness or reasonableness of statements, estimates, targets, projections, assumptions or judgments) in this presentation or in any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto . The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material . GCL disclaims any duty to update the information contained in this presentation . Forward - looking statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 . GCL’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, GCL’s expectations with respect to future performance . These forward - looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Factors that may cause such differences include, but are not limited to : (1) our ability to distribute and publish new and “hit” game titles ; (2) success in developing and creating game IP ; (3) our ability to achieve the expected benefits of our pending acquisition of Ban Leong Technologies Limited and future acquisitions ; (4) our ability to grow and manage growth profitably, maintain relationships with consumers, resellers and game studios and retain key employees ; (5) success in our strategy to monetize game IP through transmedia ; (6) ability to develop a technology platform and diversify revenue streams ; (7) changes in the applicable laws or regulations ; (8) the possibility that GCL may be adversely affected by other economic, business, and/or competitive factors ; and (9) other risks and uncertainties that we have identified in our proxy statement/prospectus filed with the U . S . Securities and Exchange Commission (the “SEC”) on December 31 , 2024 , and may identify from time to time in our filings with the SEC . GCL cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made . GCL undertakes no obligation to and accepts no obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Industry, Market Data and Partnerships : In this presentation, GCL relies on and refers to certain information and statistics regarding the markets and industries in which GCL competes . Such information and statistics are based on management’s estimates and/or obtained from third - party sources, including reports by market research firms and company filings . While GCL believes that such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information . GCL has not independently verified the accuracy or completeness of the information provided by the third - party sources . This presentation contains descriptions of certain key business partnerships with GCL . These descriptions are based on GCL management team’s discussion with such counterparties, certain non - binding written agreements and the latest available information and estimates as of the date of this presentation . These descriptions are subject to negotiation and execution of definitive agreements with certain of such counterparties which have not been completed as of the date of this presentation . Financial Information ; Non - GAAP Financial Terms Certain financial information and data contained in this presentation is unaudited and does not conform to Regulation S - X . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by GCL with the SEC . Some of the financial information and data contained in this presentation, such as EBITDA is not measures prepared in accordance with United States generally accepted accounting principles (“GAAP”) . GCL believes that these non - GAAP measures of financial results provides useful information to management and investors regarding certain financial and business trends relating to GCL’s financial condition and results of operations and in comparing GCL’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . GCL management does not consider this non - GAAP measure in isolation or as an alternative to financial measures determined in accordance with GAAP . The principal limitation of this non - GAAP financial measure is that it excludes significant expenses and income that is required by GAAP to be recorded in GCL’s financial statements . In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income items are excluded or included in determining this non - GAAP financial measures . In order to compensate for these limitations, management presents this measure (EBITDA) with the most closely related GAAP result (net income) . Trademarks This presentation contains trademarks, trade names and copyrights of GCL and other companies, which are the property of their respective owners. THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 2 Forward Looking Statements

Strongest year of EBITDA growth Strongest year of revenue growth Return to profitability from prior year loss Transformative year FY25 Achievements Year of growth Profitability Game investments Scalability of our platform 8K+ titles Signed publishing agreement. No financial investment from GCL at this time. Signed publishing agreement. No financial investment from GCL at this time. 3 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 4 Game Distribution

Our game distribution division saw a particularly strong uplift in FY25, largely supported by the global release of several highly anticipated AAA titles No. of game copies sold (‘M) FY25 6.5 FY24 5.0 FY23 2.6 GCL Top 10 Best Selling Titles 1 1. Total sales of GCL Group and its subsidiaries across physical and digital game titles THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 5

US EU ASIA GCL Has Global Physical Distribution Rights to One of the Fastest - Selling Games of all Time Our role as the global physical publisher for Black Myth: Wukong, a AAA title, where the success of the game has boosted our credibility in publishing and distribution across global markets THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 6

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 7 Game Publishing & Media

On the publishing front, we continued to expand our pipeline and deliver content that resonates with regional and global audiences. FY25 marked continued strategy to publish high - potential titles Publishing Titles FY24 FY25 Cumulative No. of Games Published # 12 8 3.4 1.1 4.9 FY24 Revenue FY25 Gross profit FY2025 GCL Game Publishing Revenue US$’M +367.1% YoY 16 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 8 # Including two expired publishing contracts

Growth Strategy Focused on Game IP Development and Investment We might just be looking at the next Game Of The Year” – Asmongold GCL Acquired 20% of NEKCOM Inc. and Obtained Global Publishing Rights for its Upcoming Game “SHOWA AMERICAN STORY” https:// www.youtube.com/watch?v=tmx1JlXVceE THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 9

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 10 Financial Results

FY2024 FY2023 (US$’M) (US$’M) FY2025 (US$’M) 97.5 77.4 142.1 Revenue 13.3 13.8 21.2 Gross profit 13.7% 17.9% 15.0% Gross profit margin - 2.0 2.1 5.0 Net income (loss) 0.5 0.2 2.3 Interest expense, net 0.1 0.6 1.1 Provision for income taxes 2.4 1.5 2.4 Depreciation and amortization expenses 1.0 4.4 10.8 EBITDA FY25 was a year of record growth • Group revenue grew by 45.7% Year - on - Year against FY24 • Gross Profits rose 59.5% Year - on - Year • Return to profitability with Net Income in FY25 • EBITDA grew close to 10x Results For Fiscal Year 2025 ending March 31, 2025 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 11

FY2025 GCL Revenue US$’M 77.4 97.5 +45.7% YoY 142.1 FY23 FY24 FY25 4.4 1.0 FY23 FY24 FY25 13.8 13.3 FY23 FY24 FY25 +59.5% YoY 21.2 FY2025 GCL Net Income US$’M 2.1 - 2.0 +980.0% YoY 10.8 +350.0% YoY 5.0 +26.0% YoY - 3.6% YoY Results For Fiscal Year 2025 ending March 31, 2025 - 195.2% YoY FY2025 GCL EBITDA US$’M - 77.3% YoY FY2025 GCL Gross Profit US$’M FY23 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 12 FY24 FY25

Results For Fiscal Year 2025 ending March 31, 2025 6.1 3.4 16.0 2.0 1.1 4.9 FY23 FY24 FY25 Revenue Gross Profit 3.3 3.1 2.8 1.7 1.6 1.6 FY23 FY24 FY25 Revenue Gross Profit 68.1 91.0 123.3 10.1 10.7 14.7 FY23 FY25 FY24 Revenue Gross Profit US$97.5M GCL Revenue FY24 Game Publishing US$’M Media & Others US$’M 123.3M (86.7%) (11.3%) 2.8M (2.0%) Console Game US$’M +33.7% YoY +35.4% YoY - 43.8% YoY 367.1% YoY - 5.6% YoY - 9.9% YoY US$142.1M GCL Revenue FY25 16M 91M (93.3%) 3.4M (3.5%) 3.1M (3.2%) 77.4 97.5 142.1 10.2 15.7 18.0 FY23 Group Revenue FY24 FY25 Group Operating Expenses Group Revenue vs Operating Expenses US$’M Segment Contribution Console Game Game Publishing Media & Others Segment Contribution Console Game Game Publishing Media & Others +45.7% YoY +26.0% YoY 13 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT

Balance Sheet (Condensed)

ending March 31, 2025

GCL

	FY2025 US$'M	FY2024 US$'M	FY2023 US$'M
Current assets			
Cash and cash equivalents	21.4	4.3	3.8
Amount due from related parties	0.8	0.0	2.1
Accounts and other receivables	33.7	23.4	20.2
Inventories	5.9	4.8	3.1
Derivative asset	0.3	0.0	0.0
	62.1	**32.5**	**29.2**
Non-current assets			
Property, and equipment	0.4	0.5	0.6
Intangible assets and goodwill	19.5	13.1	16.8
Long-term investments	15.4	0.1	0.1
Other receivables	3.0	0.2	0.0
Right-of-use assets, leases	0.8	1.6	1.0
Deferred merger costs	0.0	1.1	0.0
Deferred tax assets	0.4	0.5	0.1
	39.5	**17.1**	**18.6**
Total assets	**101.6**	**49.6**	**47.8**

	FY2025 US$'M	FY2024 US$'M	FY2023 US$'M
Current liabilities			
Bank loans	10.5	8.8	9.4
Accounts and other payables	33.6	10.3	9.4
Lease liabilities	0.5	0.9	0.5
Contingent consideration for acquisition	1.1	2.3	0.8
Amount due to related parties	5.3	7.1	4.1
Tax payables	1.4	1.0	1.0
	52.4	**30.4**	**25.2**
Non-current liabilities			
Lease liabilities	0.3	0.6	0.4
Bank loans	1.4	0.2	0.8
Deferred investment consideration	7.5	0.0	0.0
Derivative liabilities	3.1	0.0	0.0
Deferred tax liabilities	0.0	0.4	0.6
Contingent consideration for acquisition	0.0	1.4	3.5
	12.3	**2.6**	**5.3**
Total liabilities	**64.6**	**33.0**	**30.5**
Mezzanine equity	0.0	0.7	0.2
Shareholders' equity	35.9	13.5	14.3
Non-controlling interests	1.1	2.4	2.8
Total shareholders' equity	**37.0**	**16.6**	**17.3**

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 14

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 15 Summary FY26 & Beyond

Singapore - based consumer electronics & gaming hardware group with more than 30 years of history with major brand partnerships Pending Strategic Acquisition: Ban Leong Technologies Bolt - on acquisition strategy for gaming hardware and consumer electronics THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 16

Pending Strategic Acquisition: Ban Leong Technologies Positioned to capture evolving consumer needs Graphic cards • Cutting - edge GPUs remain core to the gaming experience, especially for AAA, VR, and competitive titles • To meet demand from both PC gamers and content creators who require high - performance hardware WIFI Router • Fast, stable connectivity is critical for online and competitive gaming • Rising demand for Wi - Fi 7 and mesh systems to support multi - device, low - lag environments Gaming PC / Laptop • Increasing demand for high - performance systems to support modern games and streaming • Increasing demand in portable gaming laptops that offer desktop - level performance on the go *ROG X Evangelion as an example THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 17

Pending Strategic Acquisition: Ban Leong Technologies Expanding addressable market with strong potential for value creation • Drive operational efficiencies • Expansion of new geographical markets and wider consumer demographics • Hardware collaboration & bundling sales • B2C with Live Streaming Capabilities • Inclusion of other brands into the ecosystem 12 months ended 31.03.2024 (S$’M) 1 12 months ended 31.03.2025 (S$’M) 1 6 months ended 6 months ended 31.03.2025 31.03.2024 (S$’M) 1 (S$’M) 1 208.1 193.6 96.1 105.7 Revenue - 189.9 - 176.7 - 86.9 - 96.5 Cost of sales 18.2 16.9 9.2 9.2 Gross profit 6.3 5.1 3.3 3.6 Profit from operating activities 8.3 5.0 3.3 5.7 Profit before tax 6.8 4.8 2.4 5.0 Total comprehensive income 1 Figures from SGX released announcement 26 May 2025 ( https://links.sgx.com/1.0.0/corporate - announcements/2KCA3AE8FXRT0R2C/53ee9cf1a21dbdcd37544c15cfddcd9773a3d24cfb210b86c3c8ec2b04a 7d940 ) Ban Leong Technologies financials are represented in SGD; were prepared in accordance with Singapore Financial Report Standard, not US GAAP, and are unaudited. (Stated in SG dollars) THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 18

Distribution & Consumer Products Game Studios and Entertainment (IP) Business Ecosystem THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 19

Game Publishing Showcase Nekcom is currently developing Showa American Story, a role - playing game that pays tribute to 80's pop culture featuring a string of cult classic B - Movies. Playing as 19 - year - old stuntwoman, Chouko, gamers will join her on a journey of truth and revenge across a version of North America where the United States is an unofficial colony of Japan THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 20

Game Publishing Showcase Sword Panda is currently developing Sword Sage Awakening, a high - fidelity action RPG rooted in martial arts fantasy. The game showcases exceptional combat design and worldbuilding, and we are actively working with the studio on its go - to - market and publishing roadmap THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 21

Leap Studio is preparing for a Version 1.0 PC and console release of Realm of Ink , a visually stunning title that explores psychological themes through traditional ink - brush aesthetics. It’s an innovative title that pushes artistic boundaries while offering wide commercial appeal Game Publishing Showcase THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 22

Transmedia Strategy Continues to Gain Momentum Strong IP allows for adaptations leading to potential for further monetization THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 23

Summary FY26 & Beyond Full Year FY25 Revenue FY25 US$ 142.1m Net Income FY25 US$ 5.0m +45.7% YoY Growth +350.0% YoY Growth 01 Anticipated release of several AAA titles 02 Launch of Switch 2 03 Pending strategic acquisition: Ban Leong Technologies 04 Ongoing game investment & global publishing strategy EBITDA FY25 US$ 10.8m +980.0% YoY Growth THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 24

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 25 Appendix

Consolidated Balance Sheets (Stated in US dollars, except for per share amounts) * Giving retroactive effect to reverse recapitalization effected on February 13, 2025. THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 26

Consolidated Statements of Operations and Comprehensive Income (Loss) (Stated in US dollars, except for per share amounts) * Giving retroactive effect to reverse recapitalization effected on February 13, 2025. THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 27

Reconciliation of GAAP to Non - GAAP Measures (Stated in US dollars) 28 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 29